Exhibit 99.3

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (together referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2011 and 2010. Further information, including Points’ Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2011, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 7th, 2012.

ADOPTION OF IFRS

In February 2008, the Accounting Standards Board (“ASCB”) confirmed that Canadian generally accepted accounting principles (“Canadian GAAP”), as used by publicly accountable enterprises, will be fully converged with IFRSs, as issued by the International Accounting Standards Board (“IASB”).

Effective January 1, 2011, the Corporation adopted IFRSs and the financial information disclosed in the MD&A has been prepared on the basis of IFRSs, except that financial information for periods prior to January 1, 2010 has been prepared in accordance with Canadian GAAP. The comparative period amounts for fiscal 2010 have been restated to be in accordance with IFRSs.

Note 27 of our consolidated financial statements for the year ended December 31, 2011 contains a detailed description of our conversion to IFRSs, including a line-by-line reconciliation of our financial statements previously prepared under Canadian GAAP to those under IFRSs as at January 1, 2010 and for the year ended December 31, 2010.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

1 of 32

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s Fourth Quarter and 2011 financial results, and those described in Points' AIF, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRSs. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRSs.

OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs. Through its leading proprietary technology and partnerships with over 49 of the world’s top loyalty programs, Points delivers approximately $300 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

2 of 32

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Loyalty programs continue to be a significant source of revenue and cash flows for program operators, particularly in the airline industry. The loyalty market has been evolving over the last several years as program operators are seeking new ways to not only expand their rewards customer base, but to increase the level of engagement from these customers and the overall appeal of their brand. As the loyalty industry develops, it continues to show significant growth. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. exceeded 2 billion in 2010, netting out to more than 18 memberships per household (source: 2011 Colloquy Loyalty Census, April 2011). This figure represented a 16% growth in U.S. memberships from 2008 and was spread across multiple market segments. According to Colloquy, the total perceived value of points and miles issued in 2010 in the U.S. for consumer oriented rewards programs was approximately $48 billion across an array of industries. Of this amount, nearly one third ($16 billion) is estimated to go unredeemed, representing a substantial untapped market. In response to this opportunity, the Corporation continues to focus on value-added loyalty applications and solutions that are aimed at increasing online engagement from loyalty program members to further unlock the unredeemed value in the loyalty market place. Considering the above, Management believes there is significant room for growth in the demand for innovative loyalty products.

3 of 32

2011 HIGHLIGHTS

Highlights of operating results for the year ended December 31, 2011 include:

Record financial results achieved:

Total revenue of $122,934, an increase of 28% over 2010;

Gross margin of $24,433, an increase of 24% over 2010;

Net income of $4,032, an increase of 107% over 2010;

Earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment (“EBITDA”) of $5,755, an increase of 76% over 2010.

Cash provided from operations of $7,606 during the year ended December 31, 2011. The Corporation ended the year with cash and cash equivalents of $34,853 and no external debt.

Points and miles transacted in 2011 increased 25% over 2010.

6 new partners added with 47 products deployed across the partnership network in 2011.

On January 31, 2011, the Corporation announced the completion of a share consolidation of its common shares through a one-for-ten reverse split.

On February 10, 2011, the Corporation’s common shares commenced trading on the NASDAQ Capital Market.

4 of 32

SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

(In thousands of US dollars, except per share
amounts)	2011	2010	2009	(2)
Revenue	$122,934	$95,678	$79,779
Gross margin	24,433	19,672	16,722
Ongoing operating costs	18,678	16,406	16,115
EBITDA	5,755	3,266	607
Earnings (loss) before income taxes	3,545	1,779	(280)
Net income	$4,032	$1,951	$64
Earnings per share(1)
Basic	$0.27	$0.13	$0.00
Diluted	$0.26	$0.13	$0.00
Weighted average shares outstanding(1)
Basic	15,039,689	14,983,137	14,982,071
Diluted	15,532,510	15,278,926	14,982,071
Total assets	$64,285	$50,851	$45,518
Shareholders’ equity	$19,042	$14,153	$11,306

(1)	Earnings per share and weighted average shares outstanding amounts are shown on a post-consolidation basis.
(2)	2009 financial figures are in accordance with Canadian GAAP except for total assets and shareholders’ equity, which have been restated to be in accordance with IFRS as at January 1, 2010.

BUSINESS RESULTS

2011 was a year of strong financial growth and operational execution for the Corporation. Operating results reflected the continued strength of the Corporation’s online loyalty solutions offered to its loyalty program partnership base, with revenue, gross margin, EBITDA and Net Income reaching record levels. This growth came from the continued focus on expanding the Corporation’s network of partners participating in its loyalty solutions and increasing organic growth in its existing partner base.

In 2011, Points welcomed Saudi Arabian Airlines Alfursan Rewards, LAN Airlines LANPASS, Hyatt Gold Passport, Iberia Plus, and Carlson Hotels Club Carlson to its partnership base. With the launch of Alitalia, Qatar and Best Buy in 2010, the Corporation has demonstrated success in expanding its partnership base internationally and across multiple loyalty verticals over the last two years.

Growth in existing partnerships was achieved by increasing overall levels of member engagement on promotional efforts by increasing consumer awareness through targeted marketing efforts. In addition, the Corporation added more products to existing partnerships with Best Buy, Cathay Pacific, Hawaiian Airlines, American Airlines, US Airways, Choice Hotels, Alitalia, JetBlue, Air France-KLM and Virgin Airlines. Pursuing deeper product deployments into its existing partnership base and increasing marketing efforts will continue to be a source of future revenue growth.

5 of 32

In light of the above developments, the Corporation saw points and miles transacted in 2011 increase 25% over 2010. While quarterly fluctuations in miles and points transacted are significantly impacted by the timing of promotions run by Points, transaction levels in 2011 increased in all four quarters versus the comparable prior year period.

Development efforts in 2011 were primarily focused on innovative loyalty applications and solutions designed to increase member engagement and expand the channels through which points and miles can be earned by members. Accordingly, the Corporation partnered with PayPal to allow loyalty program members the ability to redeem points and miles for cash on the Points.com consumer portal. This product deployment represents a unique redemption opportunity where loyalty program members can fully monetize their loyalty currency balances.

In the latter half of 2011, Points developed products for leading eCommerce platform providers Shopify and Magento. Through these products, small to medium sized online merchants not traditionally serviced by loyalty programs can now offer online shoppers the ability to earn points and miles. Participating partners on this product include Alaska Airlines, American Airlines, Best Buy, Frontier Airlines, Hawaiian Airlines and US Airways. The Corporation intends to expand the reach of this product to other leading online merchant platforms in the future. In addition, the Corporation completed development and re-launched its new wholesale Business-to-Business platform in 2011, which allows corporations the ability to purchase points and miles to use as incentives. Participating partners on the new platform include American Airlines, Best Buy, and US Airways.

6 of 32

Lastly, the Corporation partnered with SimpleRegistry to create a Miles Gift Registry for US Airways and JetBlue. The Gift Registry product allows members of these programs the ability to share their mileage goals with family and friends, inviting them to contribute miles to their registry via social media platforms.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of miles paid to partners for miles purchased and resold, and credit card processing fees.

(In thousands of US dollars)	2011	2010	Variance
Principal revenue	$114,865	$89,087	$25,778
Other partner revenue	8,048	6,577	1,471
Interest	21	14	7
Total Revenue	$122,934	$95,678	$27,256
Direct cost of principal revenue	98,501	76,006	22,495
Gross margin	$24,433	$19,672	$4,761
Gross margin %	20%	21%	-1%

The Corporation generated revenue of $122,934 for the year ended December 31, 2011, an increase of $27,256 or 28% over 2010 and in line with a 25% annual increase in points and miles transacted. Total Revenue was within the Corporation’s revenue guidance set at the beginning of the year of $120,000 to $130,000.

The majority of revenue growth in 2011 occurred in principal revenue, as the Corporation continues to position itself as a principal in the retailing and wholesaling of loyalty currencies. In 2011, the Corporation was successful in growing existing principal partnerships through more effective marketing and promotional efforts and by increasing the number of product deployments within these partnerships. Principal revenues were also positively impacted by the addition of new partnerships over the last two years, including Alitalia, LAN, Hyatt and Qatar.

7 of 32

Other partner revenue increased $1,471 or 22% from the prior year ended December 31, 2010. The impact of new commission-based partner launches in 2010 and 2011, higher redemption activity on the points.com consumer portal, and initial revenues generated from the new wholesale Business-to-Business platform all contributed to the year over year increase in other partner revenues.

Interest revenue was $21 for the year ended December 31, 2011 as short-term interest rates remained at historically low levels. At December 31, 2011, the Corporation’s operating cash was earning interest between 0.01% and 0.35% per annum.

In line with the growth in revenue, gross margin for 2011 increased $4,761 or 24% over 2010. The year over year increase in gross margin can be attributed to growth in existing partnerships and the impact of new partnerships launched in 2010 and 2011. In addition, annual performance targets which reduce the Corporation’s per mile costs were achieved earlier in 2011 when compared to 2010, enabling Points to minimize direct costs and increase gross margins.

Revenues and gross margins continue to be influenced by the timing and effectiveness of promotional efforts and the relative mix of partner revenues. For the year ended December 31, 2011, there were three (2010 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three partners represented 79% (2010 – 81%) of the Corporation’s revenues. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

ONGOING OPERATING COSTS

(In thousands of US dollars)	2011	2010	Variance
Employment costs	$12,779	$10,622	$2,157
Marketing and communications	1,380	1,350	30
Technology services	573	875	(302)
Operating expenses	3,946	3,559	387
Total ongoing operating costs	$18,678	$16,406	$2,272

8 of 32

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs, and other operating expenses. Ongoing operating costs were $18,678 for the year ended December 31, 2011, increasing $2,272 or 14% over 2010. Ongoing operating costs are largely denominated in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to mitigate the cost of predictable Canadian dollar expenditures. A weakening US dollar can still have an adverse impact on the unhedged portion of Canadian dollar expenditures. Sensitivity to a +/- 10% movement in exchange rates with the US dollar could impact the Corporation’s ongoing operating expenses by approximately 3%-4%.

Employment Costs

Employment costs include salaries and bonus, employee stock option expense, contract labour charges, recruiting, benefits and other related taxes and are largely denominated in Canadian dollars. Employment costs were $12,779 for 2011, increasing $2,157 or 20% from 2010.

Salaries and related benefits increased over the prior year due to an increase in full-time equivalents, increased incentive compensation, and to a lesser extent, annual cost of living adjustments made at the beginning of 2011. Full time equivalents increased from 99 in 2010 to 108 in 2011. Headcount investments were predominantly focused on technology and new product development. In addition, prior year employment costs were lower due to higher capitalized employment costs related to the development of the ePoch technology platform. Lastly, the impact of the strengthening Canadian dollar over the past year has adversely impacted employment costs relative to 2010; however, this was partially mitigated by foreign exchange gains from forward contracts.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations expenses, certain product related expenses, and other on-line marketing and promotional activities. Marketing and communications costs for 2011 were relatively in line with 2010, increasing 2% from 2010 levels.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Technology services costs decreased $302 or 35% from 2010. Cost containment initiatives undertaken by Management, including the relocation of the Corporation’s data centre from a fully hosted facility to a co-location site in the fourth quarter of 2010, have contributed to the decrease in this expense as compared to the prior year.

9 of 32

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for 2011 were $3,946, an increase of $387 or 10% over 2010. The increase over the prior year was primarily driven by fees associated with the Corporation’s NASDAQ listing and share consolidation in the first quarter of 2011, higher travel related expenses driven by the Corporation’s new international partnerships, and to a lesser extent, increased insurance costs.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE AND IMPAIRMENT (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment costs. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRSs. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income to EBITDA

(In thousands of US dollars)	2011	2010	Variance
Operating income	$3,520	$1,801	$1,719
Depreciation and amortization	2,298	895	1,403
Foreign exchange gain	(63)	(105)	42
Impairment of long-lived assets	-	675	(675)
EBITDA	$5,755	$3,266	$2,489

For the year ended December 31, 2011, the Corporation’s EBITDA was $5,755, an increase of $2,489 or 76% over the prior year and in line with the Corporation’s EBITDA guidance range of $5,000 to $8,000.

The increase over the prior year are primarily due to gross margin growth outpacing the growth in ongoing operating costs. Compared to 2010, gross margins grew by 24% while ongoing operating costs grew just 14%. Management has focused on growing revenues and margins while leveraging its existing cost base with targeted and responsive investments in 2011.

10 of 32

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)	2011	2010	Variance
Depreciation and amortization	$2,298	$895	$1,403
Foreign exchange gain	(63)	(105)	42
Interest and other (income) charges	(25)	22	(47)
Impairment of long-lived assets	-	675	(675)
Deferred income tax recovery	(487)	(172)	(315)
Total	$1,723	$1,315	$408

Depreciation and Amortization Expense

Depreciation and amortization expense of $2,298 in 2011 increased $1,403 or 157% over 2010. The increase over the prior year was primarily due to the full year impact of amortizing the Corporation’s new ePoch technology platform. In addition, the Corporation commenced amortization of the new wholesale Corporate platform that completed development in the second quarter of 2011.

Impairment of long-lived assets

In 2010, the Corporation recorded an impairment charge to long-lived assets of $675. The impairment charge consisted of the carrying value of all patent assets of $508, website development and technology assets of $95, and $72 of prepaid reward currencies. No impairment charges were recorded in 2011.

Foreign Exchange (“FX”) Gain

US / Canadian FX Rates	2011	2010	2009
Period Start	1.0001	0.9532	0.8183
Period End	0.9807	1.0001	0.9532
Period Average	1.0120	0.9709	0.8798

US / EURO FX Rates	2011	2010	2009
Period Start	1.3253	1.4333	1.4097
Period End	1.2950	1.3253	1.4333
Period Average	1.3928	1.3280	1.3940

Foreign exchange gains and losses arise from the translation of monetary assets and liabilities on the Corporation’s balance sheets. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts receivable, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement.

11 of 32

The Corporation is also exposed to foreign exchange risk as a result of transacting in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2011 were transacted in US dollars, EUROs and British Pounds. FX exposure to the EURO and the British Pound has increased over the last 3 years as the Corporation has expanded its partner network in Europe. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar, EURO and British Pound. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the year ended December 31, 2011, the Corporation reclassified $327 of realized gains, net of tax, from other comprehensive income into earnings. The ineffective portion of the derivative’s gain or loss , if any, is recognized immediately in current income. The cash flow hedges were highly effective at December 31, 2011. Realized gains from the Corporation’s hedging activities helped partially offset foreign exchange losses in 2011 driven by the appreciation of the Canadian dollar.

For the year ended December 31, 2011, the Corporation recorded a foreign exchange gain of $63 (2010 – $105), primarily driven by the fluctuations of the US dollar against the Canadian dollar, EURO and British Pound, which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves.

Deferred Income Tax Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded a deferred income tax recovery of $487 (2010 – $172) in 2011 which primarily relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

12 of 32

NET INCOME AND EARNINGS PER SHARE

(In thousands of US dollars, except per
share amounts)	2011	2010	Variance
Net Income	$4,032	$1,951	$2,081
Earnings per share
Basic	$0.27	$0.13	$0.14
Diluted	$0.26	$0.13	$0.13

The Corporation reported net income of $4,032, or $0.27 per share for the year ended December 31, 2011 compared with a net income of $1,951, for the year ended December 31, 2010 or $0.13 per share. The results are in line with the Corporation’s net income guidance in the range of $3,000 to $6,000, or $0.20 to $0.40 per share. Earnings for the year ended December 31, 2011 represented a $2,081, or $0.14 per share improvement over the prior year. The increase over the prior year can be primarily attributed to the increase in EBITDA versus 2010, prior year impairment charges, and a higher deferred tax recovery, partially offset by increased depreciation and amortization charges.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,039,689 common shares for the year ended December 31, 2011, compared with 14,983,137 for the year ended December 31, 2010. The increase in average shares outstanding was due to the exercise of employee stock options during the year. The Corporation reported basic and fully diluted earnings per share of $0.27 and $0.26, respectively, for the year ended December 31, 2011 as compared to $0.13 for the year ended December 31, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	December 31,	December 31,	January 1,
(In thousands of US dollars)	2011	2010	2010
Total funds available	$49,770	$36,986	$35,534
TOTAL ASSETS	64,285	50,851	45,518
Liabilities	45,243	36,698	34,212
Shareholders' Equity	19,042	14,153	11,306
LIABILITIES AND SHAREHOLDERS' EQUITY	64,285	50,851	45,518

Total current assets	53,194	40,219	38,339
Total current liabilities	44,366	35,747	33,911
WORKING CAPITAL	$8,828	$4,472	$4,428

The Corporation’s financial strength is reflected in its balance sheets. As at December 31, 2011, the Corporation continues to remain debt-free with $49,770 (December 31, 2010 – $36,986) of total funds available, which is comprised of cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits.

13 of 32

The Corporation’s working capital (defined as current assets minus current liabilities) was $8,828 at December 31, 2011 compared to working capital of $4,472 as at December 31, 2010 and $4,428 as at January 1, 2010. Working capital has continued to increase as the Corporation continues to generate positive EBITDA and cash flows from operations.

The Corporation’s principal sources of liquidity are cash on hand and cash provided by operations. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

(In thousands of US dollars)	2011	2010	Variance
Operating activities	$7,606	$8,541	$(935)
Investing activities	(1,964)	(6,267)	4,303
Financing activities	524	18	506
Effects of exchange rates	224	(243)	467
Change in cash and cash equivalents	$6,390	$2,049	$4,341

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. The Corporation generated positive cash flows from operating activities in 2011, which was largely due to positive EBITDA generated during the year and the timing of partner payments.

Investing Activities

Cash used in investing activities for the year ended December 31, 2011 was $1,964. Investments in 2011 primarily related to the development of new online loyalty products and the Corporation’s new wholesale Corporate platform.

When compared to 2010, cash used in investing activities decreased by $4,303 or 69%. The Corporation invested heavily in the development of strategic product platforms and infrastructure technology in 2010. Specifically, the ePoch technology platform and the new Points.com consumer portal were both developed and launched in the prior year, requiring higher levels of investment. In addition, the Corporation incurred leasehold improvement costs associated with its office relocation in the third quarter of 2010 that did not repeat in 2011.

14 of 32

The Corporation will continue to devote technology resources to developing innovative loyalty products in 2012. Management will continue to fund capital expenditures through working capital.

Financing Activities

Cash flows provided by financing activities in 2011 and 2010 related solely to the issuance of capital stock from the exercise of employee stock options. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	2012	2013	2014	2015	2016	2017+
Operating leases(1)	3,981	736	726	711	723	726	359
Principal revenue(2)	85,920	26,146	29,913	29,861	-	-	-
	$89,901	$26,882	$30,639	$30,572	$723	$726	$359

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$3,446,407. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 254,916 shares. Securities with Near-Term Expiry Dates – Outstanding Amounts as at February 29, 2012 (figures in CAD$):

15 of 32

Security Type	Month of Expiry	Number(1)	Strike Price(1)	Proceeds

Options	March 6, 2012	1,250	10.40	13,000
Options	March 23, 2012	31,916	9.00	287,244
Options	May 8, 2012	22,250	11.20	249,200
Options	May 8, 2012	93,400	12.32	1,150,688
Options	May 8, 2012	33,300	14.00	466,200
Options	May 8, 2012	33,300	18.00	599,400
Options	June 20, 2012	750	16.30	12,225
Options	August 14, 2012	20,250	16.80	340,200
Options	November 7, 2012	17,500	17.50	306,250
Options	January 23, 2013	1,000	22.00	22,000
Total		254,916		$3,446,407

(1)	Number of options and strike price are shown on a post-consolidation basis

OUTSTANDING SHARE DATA

As of February 29, 2012, the Corporation has 15,072,171 common shares outstanding.

As of February 29, 2012, the Corporation has outstanding options to acquire up to 852,787 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $9.79. The expiration dates of the options range from March 6, 2012 to December 19, 2016.

The following table lists the common shares issued and outstanding as at February 29, 2012 and the options that may become convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

		Proceeds from Option
	Common Shares(2)	Exercises
Common Shares Issued & Outstanding	15,072,171
Convertible Securities: Stock options	852,787	CAD$ 8,350,954
Diluted Common Shares Issued & Outstanding	15,924,958	CAD$ 8,350,954
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)(2)	625,887

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.
(2)	Common share and option amounts shown are on a post-consolidation basis

16 of 32

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except per share	Dec. 31,	Sept. 30,	Dec. 31,
amounts)	2011	2011	2010
Revenue	$32,929	$28,807	$27,004
Direct cost of principal revenue	26,106	22,491	21,063
Gross margin	6,823	6,316	5,941
Ongoing operating expenses	4,678	4,392	4,299
EBITDA	2,145	1,924	1,642
Depreciation, amortization, interest and
other expenses	668	262	1,301
Net income	$2,058	$1,662	$341
Earnings per share(1)
Basic	$0.14	$0.11	$0.02
Diluted	$0.13	$0.11	$0.02
Total assets	$64,285	$54,910	$50,851
Shareholders’ equity	$19,042	$16,565	$14,153

(1)	Earnings per share amounts shown are on a post-consolidation basis.

REVENUE, DIRECT COSTS AND GROSS MARGIN

Revenues of $32,929 increased $4,122 or 14% from the third quarter of 2011 and increased $5,925 or 22% from the fourth quarter of 2010. The increase in revenues from the third quarter of 2011 can primarily be attributed to higher transactional activity driven by successful promotional activity which typically peaks in the fourth quarter. The increase in revenues over the fourth quarter of 2010 is primarily driven by new partnerships launched in 2011, increased redemption activity on the Points.com consumer portal, and stronger promotional activity.

Direct cost of principal revenue of $26,106 increased $3,615 or 16% from the third quarter of 2011 and increased $5,043 or 24% from the fourth quarter of 2010. The increase over prior periods is consistent with the growth of principal revenues.

Gross margin increased $507 or 8% over the third quarter of 2011 and increased $882 or 15% over the fourth quarter of 2010. The increase over the third quarter of 2011 was largely due to stronger promotional activity across multiple partnerships. The increase in gross margin over the fourth quarter of 2010 was primarily due to the addition of new Buy, Gift and Transfer partnerships launched during the year and stronger promotional activity.

17 of 32

ONGOING OPERATING COSTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2011	2011	2010
Employment costs	$3,256	$3,021	$2,809
Marketing and communications	361	392	430
Technology services	125	146	170
Operating expenses	936	833	890
Total	$4,678	$4,392	$4,299

Ongoing operating costs increased $286 or 7% over the third quarter of 2011 and increased $379 or 9% over the fourth quarter of 2010. The increase over the third quarter of 2011 is primarily attributed to higher employment costs, and to a lesser extent, higher professional fees. The increase over the fourth quarter of 2010 is primarily due to an increase in employment costs due to headcount increases, and to a lesser extent, increased operating expenses resulting from higher travel expenses related to business development efforts.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2011	2011	2010
Depreciation and amortization	$668	$622	$450
Foreign exchange loss	25	4	7
Interest and other income	-	(8)	(1)
Impairment of long-lived assets	-	-	675
Deferred income tax recovery	(606)	(356)	170
Total	$87	$262	$1,301

Depreciation and amortization expenses increased $46 or 7% over the third quarter of 2011 and increased $218 or 48% from the fourth quarter of 2010. The increase in amortization over the prior year period is primarily due to the commencement of amortization of the Corporation’s new Corporate technology platform that completed development early in the second quarter of 2011.

During the fourth quarter of 2011, the Corporation recorded a deferred income tax recovery of $606 related to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

18 of 32

EBITDA

Reconciliation of Operating Income to EBITDA

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2011	2011	2010
Operating income	$1,452	$1,298	$510
Depreciation and amortization	668	622	450
Foreign exchange loss	25	4	7
Impairment of long-lived assets	-	-	675
EBITDA	$2,145	$1,924	$1,642

EBITDA of $2,145 increased $221 over the third quarter of 2011 and increased $503 over the fourth quarter of 2010. The increases over prior periods are primarily due to gross margin growth outpacing the growth in ongoing operating costs.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic earnings	Diluted
		Net income	(loss) per	earnings (loss)
Three month period ended	Total Revenue	(loss)	share(1)	per share(1)
December 31, 2011	$32,929	$2,058	$0.14	$0.13
September 30, 2011	$28,807	$1,662	$0.11	$0.11
June 30, 2011	$32,725	$501	$0.03	$0.03
March 31, 2011	$28,473	$(189)	$(0.01)	$(0.01)
December 31, 2010	$27,004	$341	$0.02	$0.02
September 30, 2010	$23,509	$1,079	$0.07	$0.07
June 30, 2010	$21,663	$88	$0.00	$0.00
March 31, 2010	$23,502	$443	$0.03	$0.03

(1)	Earnings per share amounts shown are on a post-consolidation basis.

CRITICAL ACCOUNTING ESTIMATES

The Corporation’s accounting policies and critical accounting estimates and judgments are presented in Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2011. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

19 of 32

For a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2011.

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires exercise of judgment and management usually considers whether:

  The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
  The Corporation has inventory risk before or after the customer order, during shipping or on return;
  The Corporation has discretion in establishing prices (directly or indirectly);
  The Corporation bears the customer’s credit risk for the amount receivable from the customer;
  The Corporation modifies the product or performs part of the services;
  The Corporation has discretion in selecting the supplier used to fulfill an order; or
  The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value. Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the stand-alone value (i.e. sale price) to the customer.

Evaluation of Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value of the cash generating units to which goodwill has been allocated exceeds the recoverable amount. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time. Since the valuation of goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

20 of 32

Income Taxes

The Corporation is required to estimate income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to utilize them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves not to be accurate in the future, more or less of the net operating losses might be recognized as assets, which would impact the income tax expense, and consequently affect the Corporation’s net earnings in the relevant year.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Share-based Payments

The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the option’s vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

21 of 32

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

TRANSITION TO AND INITIAL ADOPTION OF IFRS

Effective January 1, 2011, the Corporation adopted IFRS. The consolidated financial statements for the years ended December 31, 2010 and 2011 have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

Prior to the adoption of IFRS, our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Corporation’s financial statements for the year ending December 31, 2011 are the first annual consolidated financial statements that comply with IFRS.

The preparation of these consolidated financial statements resulted in changes to the Corporation’s accounting policies when compared with the most recent annual financial statements prepared under Canadian GAAP.

22 of 32

The accounting policies as set out in Note 3 of the consolidated financial statements have been applied consistently to all periods presented in the consolidated financial statements. Comparative information for the year ended December 31, 2010 has been adjusted from amounts previously reported under Canadian GAAP.

Impact of IFRS on the Corporation

Set out below are the significant differences between Canadian GAAP and IFRS that impacted the Corporation upon transition.

IFRS 1 Elections

Guidance for the first time adoption of IFRS is set out in IFRS 1. The items outlined below are the significant optional exemptions and mandatory exemptions that the Corporation applied in preparing these annual consolidated financial statements:

IFRS 2, Share-based Payments	The Corporation elected under IFRS 1, to not retrospectively apply IFRS 2 to options and warrants that had vested before the transition date.
IFRS 3, Business Combinations	The Corporation elected under IFRS 1, to not apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.
IAS 21, The Effects of Changes in Foreign Exchange Rates

The Corporation elected under IFRS 1 to reset all cumulative translation gains and losses to zero by recording this amount in the opening retained earnings on the date of transition. This resulted in $2,566 of cumulative translation losses being transferred to the accumulated deficit balance as at January 1, 2010.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in Note 27 of the consolidated financial statements and is also discussed below:

IFRS 2 Share-based Payments (“IFRS 2”)

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in instalments, each tranche is to be considered a separate award with the compensation cost amortized accordingly with a corresponding charge to contributed surplus during the applicable vesting period.

Canadian GAAP permits the Corporation to consider the total fair value of the options that are ultimately expected to vest based on performance-related conditions and on future service, to be recognized as compensation cost over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus.

23 of 32

The effect of implementing IFRS 2 upon transition to IFRS increased the cumulative employee stock option expense recognized up to January 1, 2010 by $379, which was recognized through opening retained earnings. The adjustment was calculated only for unvested options issued and outstanding as of the transition date. Also, additional stock option expense of $5 was recorded for the year ended December 31, 2010, respectively. On a go forward basis, employee stock option expense will be recognized over an accelerated timeframe to match the vesting periods of the individual option tranches.

IAS 12 Income Taxes (“IAS 12”)

IAS 12 requires all deferred income tax assets and liabilities to be classified as non-current on the balance sheet, even if the temporary difference comprising the deferred income tax assets or liabilities is to reverse within 12 months of the reporting date. Upon conversion to IFRS, the Corporation reclassified $945 of deferred income tax asset from current to non-current. IAS 12 had no impact on the recognition or measurement of deferred income tax assets.

IAS 36 Impairment of Assets (“IAS 36”)

IAS 36 uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which is calculated using discounted future cash flows). Canadian GAAP however, uses a two-step approach: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values.

Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units (“CGU”), which is the lowest level of assets that generate largely independent cash inflows. Goodwill is allocated to the CGU(s) that are expected to benefit from the synergies that goodwill represents. Goodwill impairments will be recognized when the carrying amount of a CGU to which the goodwill has been allocated exceeds the recoverable amount of the CGU. Impairment losses will be allocated first to goodwill and pro-rata to the remaining assets in the CGU. If the conditions causing impairment end, any non-goodwill impairment will be reversed. Canadian GAAP prohibits reversal of impairment losses.

On transition to IFRS, the Corporation reduced the carrying value of goodwill by $1,625 as it was required to test goodwill for impairment at a lower level than under Canadian GAAP.

24 of 32

New Standards Not Yet Adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. The Corporation has not early applied the following new and revised standards that have been issued but are not yet effective for the year ended December 31, 2011:

In November 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)) as part of the first phase of its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The chapters of the standard released in 2009 only related to the classification and measurement of financial assets. In October 2010, the IASB included guidance on the classification and measurement of financial liabilities by issuing IFRS 9 (2010). In December 2011, the IASB issued an amendment to IFRS 9 to defer the mandatory effective date to annual periods beginning on or after January 1, 2015.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Corporation does not expect the amendment to IAS 1 to have a material impact on the financial statements.

Amendments to IAS 32 and IFRS 7, Offsetting Financial Assets and Liabilities: In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Corporation intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013, and the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014. The Corporation does not expect the amendments to IAS 32 and IFRS 7 to have a material impact on the financial statements.

25 of 32

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industry-wide solution to address structural financial problems. This activity could potentially increase due to rising oil prices, increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

26 of 32

Contractual Performance Commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

Competition

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation's Loyalty Currency Services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

27 of 32

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Cyber Security Risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

Internet Viability and System Infrastructure Reliability Risk

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

28 of 32

Intellectual Property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Infringing on the Intellectual Property Rights of Others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Defects in Software or Failures in Processing of Transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

29 of 32

Retention of Key Personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse affect on our business, results of operations, financial condition and the price of our securities.

Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and Ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

30 of 32

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109) as of December 31, 2011. Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined under rules adopted by the SEC and National Instrument 52-109 is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that as of December 31, 2011, our internal control over financial reporting is effective.

31 of 32

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2011, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2011.

32 of 32